

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2017

Jordan Fishfeld
CFX Direct, LLC
226 W. Ojai Avenue #101-512
Ojai, CA 93023

>   **Re: InvenTrust Properties Corp.**
>   **Schedule TO-T**
>   **Filed October 30, 2017 by Liquidity Partners Trust I**
>   **File No. 005-85811**

Dear Mr. Fishfeld:

We have limited our review of the filing to those issues we have addressed in our comments. Please respond to this letter by amending your filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

Schedule TO-T

Cover Page | Amount of Filing Fee

1. Please provide us with a brief legal analysis that explains whether or not the filing fee was calculated in accordance with Rule 0-11(d) and corresponding Rule 0-11(a)(4), or revise.

Cover Page | General

2. While we recognize the trustee has executed the Schedule TO as an authorized representative of the Purchase (as defined in your submission), the Offer to Purchase identifies U.S. Bancorp as "Parent" of "the trustee of Purchaser." General Instruction K.(1) of Schedule TO, codified at Rule 14d-100, defines the term offeror consistent with Rule 14d-1(g)(2) to include persons on whose behalf the offer is being made. Please advise us, with a view toward revised disclosure, whether or not trustee and Parent should be identified as co-Offerors. To the extent a conclusion is reached that the tender offer is not being conducted on their behalf, please advise us what steps have been taken to provide disclosure pursuant to General Instruction C to Schedule TO with respect to those parties.

Item 10. Financial Statements

3. Please provide us with a brief legal analysis that explains the basis for the position that the financial condition of the offeror(s) is immaterial to a shareholder's investment decision regarding whether or not to participate in the offer.

Exhibit 99(a)(1)(A) – Offer to Purchase

Information about the Purchaser

4. Refer to the statement that reads: "The Purchaser would need approximately $3,100,00 to purchase the total amount of Shares being sought and to cover related expenses." Please revise to correct the typographical error and provide a separate figure for the estimated related expenses which appear to have been incorrectly consolidated with the minimum amount needed to consummate the maximum number of purchases as the offer price.

General Background Information

5. Refer to the statement that reads: "The Purchaser and its affiliates currently beneficially own 103,751,020 Shares of the Company, or approximately 0.01% of the outstanding Shares." If the issuer InvenTrust had, as reported earlier in the same paragraph, 773,515,187 outstanding Shares as of August 1, 2017, the Purchase would own approximately 13.4% of the outstanding class and implicate the application of Rule 13e-3. Please revise or advise.

How to Tender Shares, page 4

6. Please provide us with the legal basis for how the offeror concluded that security holders "have the option to sell `All or None' of your Shares by checking the appropriate box on the Transfer Agreement." In addition, please advise us why the Offeror ostensibly believes that such a provision is not in direct or indirect conflict with Rule 14d-8. Alternatively, revise to restate the terms upon which security holders may tender.

Section 5. Extension of Tender Period; Termination; Amendment, page 10

7. We note the statement that any extension, waiver or amendment of the offer will be followed "as promptly as practicable" by public announcement if required. Please revise this reference to conform to the requirements of Rules 14d-3(b)(1) and 14d-4(d)(1).

Determination of Validity | Withdrawal Rights, page 9

8. We noticed the representation that all interpretations and determinations as to the validity of tenders as well as any notice of withdrawal will be "final and binding." Please revise to expressly indicate that security holders may challenge the offeror's interpretations and determinations in a court of competent jurisdiction.

Jordan Fishfeld
CFX Direct, LLC
November 3, 2017
Page 3

Section 15. Miscellaneous, page 15

9. The disclosure states that the offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. If the bidders are attempting to rely on Rule 14d-10(b)(2), please note that Rule 14d-10(b)(2) is restricted by interpretation to U.S. state law. While Rules 14d-4 and 14d-10 do not affirmatively govern the dissemination of tender offers into non-U.S. jurisdictions, Rule 14d-10(a)(1) makes clear that the tender offer must be held open to all members of the subject class of equity being sought. Please revise consistent with Rule 14d-10(a)(1), or advise.

10. Given the number of disclosures that should be addressed in response to these comments, please advise us of how the offeror plans to comply with its obligation under Rule 14d-4(d)(1) to publish, send or give the material changes.

We remind you that the offeror and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
         Patrick Daugherty, Esq.
         Peter D. Fetzer, Esq.
         Foley & Larder LLP